SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 2, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 2, 2007	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

August 2, 2007
Ivanhoe Mines issues clarification
on Oyu Tolgoi Investment Agreement approval
ULAANBAATAR, MONGOLIA – In response to numerous inquiries and various inaccurate rumours, Peter Meredith, Ivanhoe Mines’ Deputy Chairman, said today that no decision or announcement has been made by the Mongolian Parliament regarding a delay in the discussion and approval of the Oyu Tolgoi draft Investment Agreement.
Numerous misleading and speculative reports in the Mongolian media have alleged that the landmark draft agreement between Ivanhoe Mines and the Government of Mongolia for the Oyu Tolgoi Project has been delayed until the fall session of the Mongolian Parliament.
Parliament continues to meet during the current extended spring session and has made no decisions when it will take a summer recess.
The agreement also remains subject to approval by the Ivanhoe Mines and Rio Tinto Boards of Directors.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755